UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 18, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1	- Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated June 18, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Date: June 18, 2009		Chief Financial Officer

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY TANKERS LTD. ANNOUNCES
PUBLIC OFFERING OF CLASS A COMMON STOCK TO
FINANCE PURCHASE OF SUEZMAX TANKER

Hamilton, Bermuda, June 18, 2009 — Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) announced today that it plans to offer 7,000,000 shares of Class A common stock of the Company in a public offering. Teekay Tankers expects to grant the underwriters a 30-day option to purchase an additional 1,050,000 shares of Class A common stock to cover any over-allotments. The Company expects to use the net offering proceeds to acquire a 2003-built Suezmax tanker (the Ashkini Spirit) from Teekay Corporation (NYSE: TK) for $57 million and to repay a portion of its outstanding debt under its revolving credit facility. Upon the Company’s acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility will immediately increase by a further $58.0 million. Any amounts drawn under this facility are not subject to any scheduled principal repayments until at least November 2012.
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and two double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time charter and spot tanker market trading. Teekay Tankers will acquire from Teekay Corporation the Suezmax tanker the Ashkini Spirit upon the closing of the offering. Teekay Corporation has also agreed to offer to the Company, prior to June 18, 2010, the right to purchase from it an additional Suezmax tanker. Teekay Tankers intends to continue to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ Class A common stock is listed on the New York Stock Exchange under the symbol “TNK.”
The joint book running managers for the offering are Morgan Stanley and Citi.
When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, phone: 1-866-718-1649, email: prospectus@morganstanley.com; or Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220; phone: 1-800-831-9146.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
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